Filed Pursuant to Rule 424(b)(3)
File No. 333-156450
Prospectus Supplement No. 3
(to prospectus dated October 1, 2009, as supplemented
on October 12, 2009 and November 18, 2009)

3,710,825 SHARES

COMMON STOCK

This prospectus supplement supplements information contained in the prospectus dated October 1, 2009 as supplemented on October 12, 2009 and November 18, 2009, referred to as the “prospectus,” relating to the resale by selling security holders of up to 3,710,825 shares of our common stock, $.0001 par value, issuable upon the exercise of warrants issued in connection with financing transactions.  You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The statements contained in this prospectus supplement are deemed to be made throughout the prospectus and shall modify or supersede any conflicting statements contained in the prospectus, in each case to the extent applicable.

Investment in our securities involves a high degree of risk.  See “Risk Factors” set forth in the prospectus for a discussion of risks that you should consider prior to investing in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is November 25, 2009.

Assignment and Assumption Agreement, Option and Bill of Sale; Amendment No. 2 to iLabor Agreement with Staffchex

On February 28, 2008, ClearPoint Resources, Inc., our wholly-owned subsidiary, referred to as CPR, entered into an iLabor Network Supplier Agreement, as amended, referred to as the iLabor agreement, with Staffchex, Inc. and Staffchex Servicing, LLC, collectively referred to as Staffchex, whereby Staffchex agreed to process its temporary labor requests through our iLabor network and to pay to CPR royalty payments, referred to as the royalties, as a percentage of Staffchex’s weekly collections from its total billings for temporary staffing services provided to our clients through the iLabor network or otherwise.  Prior to November 1, 2009, for weekly collections of less than $1.4 million, the royalty was 1.25% and for weekly collections of more than $1.4 million, the royalty was 2%.  As of November 18, 2009, Staffchex was delinquent on royalty payments due to CPR in the amount of $56,115.

On November 18, 2009, Staffchex transferred certain contracts, referred to as the transferred accounts, to CPR pursuant to a certain Assignment and Assumption Agreement, Option and Bill of Sale dated November 18, 2009, referred to as the assignment agreement.  Pursuant to the assignment agreement, CPR assumed the obligations under the transferred accounts, with certain exceptions, including, but not limited to, obligations relating to certain tax liabilities, payment obligations of Staffchex arising prior to November 18, 2009, liabilities related to claims arising out of events or conditions or actual or alleged violations of law occurring prior to November 18, 2009 and any liability of Staffchex based on its acts or omissions after November 18, 2009.  In consideration for the assignment of the transferred accounts, CPR (1) assigned its right, title and interest to 12,405 shares of common stock of Staffchex, Inc., referred to as Staffchex stock, to Staffchex and Staffchex agreed to reissue 18,607 shares of Staffchex stock to CPR, referred to as the reissued shares, and (2) granted Staffchex an option to purchase the reissued shares for a purchase price of $250,000 at any time prior to the earlier of (i) November 18, 2011 or (ii) the date on which CPR assigns and delivers such reissued shares to Staffchex in accordance with the “success fee” described below.

In addition, CPR agreed to amend the iLabor agreement to reduce the royalties.  On November 18, 2009, CPR and Staffchex entered into Amendment No. 2 to the iLabor agreement, referred to as the amendment, in order to provide for payment of past-due amounts owed by Staffchex under the iLabor agreement and to restate the payment terms thereunder effective as of November 1, 2009, referred to as the effective date.

The amendment provides that during the first full week after the transfer of the transferred accounts, such accounts are expected to meet or exceed minimum billings of $96,153 per week, referred to as the guaranteed billings.  In the event the transferred accounts do not meet the guaranteed billings in a given week, Staffchex will transfer such additional contracts whose billings, when added to those of the transferred accounts, will satisfy the guaranteed billings.  CPR may, in its reasonable discretion, accept or reject the transferred accounts.

In addition, pursuant to the amendment, as of the effective date and through January 31, 2010, the royalties shall equal 0.75%, provided that such amount shall be payable in two portions: (i) 0.25%, to the extent not already paid by Staffchex, shall be payable weekly from the effective date through January 31, 2010 and (ii) the balance of 0.50%, referred to as the deferred amount, will be deferred and paid with past-due royalties (as defined below).  Royalties owed for the period of September 28, 2009 through the effective date shall equal 1.25% and will be paid in weekly installments beginning March 1, 2010 through May 31, 2010, in addition to any other amounts owed pursuant to the amendment.

It is expected that for the six month period of February 1, 2010 through July 31, 2010, the average monthly billings of the transferred accounts will meet or exceed a minimum of $625,000 per month.  If such monthly billings do not meet this minimum amount, then 5% of the shortfall will be due and payable in equal installments over the 16-week period beginning September 1, 2010.

Upon the date on which billings from the transferred accounts meet or exceed a total of $307,682 per week for six consecutive weeks, CPR will pay a “success fee” in the form of an immediate transfer and assignment of reissued shares to Staffchex and the iLabor agreement will automatically terminate and be of no further force and effect, provided, however, that provisions relating to the payment of amounts deferred or past-due which are otherwise payable shall survive such termination.

In addition, pursuant to the amendment, Staffchex agreed to continue making scheduled weekly payments of $4,096 until June 1, 2011, and 52 weekly payments of $3,105 thereafter, for past-due royalties owed through February 28, 2009, referred to as the past-due royalties, commencing on June 1, 2011.  The failure of Staffchex to make payments due pursuant to the iLabor agreement constitutes a material breach.  In the event of nonpayment, Staffchex will have a 10-day cure period to make any delinquent payments.  If such payments remain outstanding following the cure period, the royalties shall revert to 1.25% and Staffchex agreed to direct its affiliated receivables factoring company to make the required payment to CPR.

Settlement Agreement with XRoads Solutions Group, LLC

On January 13, 2009, we entered into an agreement, referred to as the XRoads agreement, with XRoads Solutions Group, LLC, referred to as XRoads.  Such agreement was terminated effective August 7, 2009.  As of November 18, 2009, we accrued an aggregate of $37,500 in fees related to services provided by XRoads pursuant to the XRoads agreement.  On November 18, 2009, we entered into a Settlement Agreement and Mutual Release, referred to as the settlement agreement, with XRoads relating to the payment of amounts due under the XRoads agreement.

Pursuant to the settlement agreement, we agreed to pay XRoads, in full and complete satisfaction and settlement of all obligations under the XRoads agreement, the sum of $40,000, which will be paid to XRoads in six weekly installments beginning December 4, 2009 and ending January 8, 2010.  In consideration for the payment of such amounts, we and XRoads agreed to release each other from all claims related to the XRoads agreement prior to the date XRoads receives all of such payments.  In the event we default in our payment obligations pursuant to the settlement agreement, XRoads shall be entitled to recover all damages underlying any claim under the XRoads agreement and recover its attorneys’ fees incurred in the enforcement of the settlement agreement.